Filed pursuant to Rule 424(b)(5)
Registration No.: 333-264144
PROSPECTUS
$75,000,000

AFC Gamma, Inc.
Common Stock
We have entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) and JMP Securities LLC (“JMP Securities” and, together with Jefferies, the “Agents”), dated April 5, 2022, relating to the sale of shares of our common stock, par value $0.01 per share, offered by this prospectus. In accordance with the terms of the Sales Agreement, under this prospectus we may offer and sell shares of our common stock having an aggregate offering price of up to $75,000,000 from time to time through or to Jefferies and/or JMP Securities, acting as our agent or principal.
Our common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “AFCG.” On April 4, 2022, the last reported sale price of our common stock on Nasdaq was $19.30 per share.
Sales of our common stock, if any, under this prospectus will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Agents are not required to sell any specific amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with their normal sales and trading practices, on mutually agreed terms between the Agents and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
The compensation to the Agents for sales of common stock sold pursuant to the Sales Agreement will not exceed 3.0% of the aggregate gross proceeds of any sale of shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, the Agents will be deemed to be “underwriters” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Investing in our common stock involves a high degree of risk. Please read carefully the section entitled “Risk Factors” on page 6 of this prospectus and the “Risk Factors” section contained in the documents incorporated by reference in this prospectus before investing in our common stock.
We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, are subject to reduced public company reporting requirements.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Jefferies	JMP Securities A CITIZENS COMPANY
The date of this Prospectus is May 10, 2022

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell shares of our common stock having an aggregate offering price of up to $75,000,000 under this prospectus at prices and on terms to be determined by market conditions at the time of the offering.
You should only rely on the information contained in or incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus prepared by or on behalf of us or to which we or the Agents have referred you. We have not, and the Agents have not, authorized anyone to provide you with different information. We and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Agents are not making offers to sell the common stock described in this prospectus in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.
Before purchasing our common stock, you should carefully read this prospectus and any prospectus supplement and/or free writing prospectus, together with the additional information described under the heading “Where You Can Find Additional Information” and “Information We Incorporate by Reference.” You should assume that the information contained in this prospectus, any prospectus supplement or free writing prospectus is accurate only as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. If information varies between this prospectus and any accompanying prospectus supplement or free writing prospectus, you should rely on the information in the prospectus supplement or free writing prospectus.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.
References in this prospectus to the terms “we,” “us,” “our,” “AFCG,” “Company” or other similar terms refer to AFC Gamma, Inc., a Maryland corporation, and its consolidated subsidiaries, unless the context otherwise requires, and the terms “shares” or “common stock” refer to shares of our common stock, $0.01 par value per share.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
All statements in this prospectus, including the documents incorporated by reference herein, other than statements of current or historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, and we intend such statements to be covered by the safe harbor provisions contained therein. These forward-looking statements are based on our current intent, belief, expectations and views of future events. You can identify these forward-looking statements often, but not always, by words or phrases such as “can,” “could,” “continuing,” “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “ongoing,” “plan,” “predict,” “potential,” “project,” “should,” “seeks,” “believe,” “likely to” and similar words, phrases or expressions.
These statements are only predictions and involve estimates, known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of the factors discussed in Part I, Item 1A, Risk Factors in our most recent Annual Report on Form 10-K filed with the SEC, as such risk factors may be amended, supplemented or superseded from time to time by our subsequent periodic reports that we file with the SEC, including our Quarterly Reports on Form 10-Q, and in any prospectus supplement and free writing prospectus. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These forward-looking statements include, but are not limited to, statements about:
•	use of proceeds of our prior and future securities offerings;
•	our business and investment strategy;
•	the impact of COVID-19 on our business and the United States and the global economies;
•	our expected ranges of future originations and repayments;
•	our ability to generate strong risk-adjusted returns on our portfolio;
•	our ability, or the ability of our Manager (as defined below) to locate suitable loan opportunities for us, monitor, service and administer our loans and execute our investment strategy;
•	allocation of loan opportunities to us by our Manager;
•	our projected operating results;
•
actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law and certain state laws;

•	the estimated growth in, and evolving market dynamics of, the cannabis market;
•	the demand for cannabis cultivation and processing facilities;
•	shifts in public opinion regarding cannabis;
•	the state of the U.S. economy generally or in specific geographic regions;
•	economic trends and economic recoveries;
•	the amount, collectability and timing of our cash flows, if any, from our loans;
•	our ability to obtain and maintain financing arrangements;
•	our expected leverage;
•	changes in the value of our loans;

•	our expected portfolio of loans;
•	our expected investment and underwriting process;
•	rates of default or decreased recovery rates on our loans;
•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;
•	changes in interest rates of our loans and impacts of such changes on our results of operations, cash flows and the market value of our loans;
•	interest rate mismatches between our loans and our borrowings used to fund such loans;
•	impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;
•	our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”);
•	our ability to qualify and maintain our qualification as a real estate investment trust for U.S. federal income tax purposes (a “REIT”);
•	estimates relating to our ability to make distributions to our stockholders in the future;
•	our understanding of our competition;
•	market trends in our industry, interest rates, real estate values, the securities markets or the general economy; and
•
other risks and uncertainties discussed in Part I, Item 1A, Risk Factors in our most recent Annual Report on Form 10-K filed with the SEC, as such risk factors may be amended, supplemented or superseded from time to time by our subsequent periodic reports we file with the SEC, including our Quarterly Reports on Form 10-Q, and in any prospectus supplement and free writing prospectus.

You should read this prospectus, including the documents incorporated by reference herein, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in a rapidly evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all the risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements made in this prospectus, including the documents incorporated by reference herein. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus, including the documents incorporated by reference herein, relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise any forward-looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and in the documents we incorporate by reference. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under “Risk Factors” beginning on page 6 of this prospectus and our consolidated financial statements and related notes and the other information incorporated by reference in this prospectus.
Our Business
AFC Gamma, Inc. is an institutional lender to the cannabis industry that was founded in July 2020 by a veteran team of investment professionals. We originate, structure and underwrite, and invest in senior secured loans and other types of loans and debt securities for established cannabis industry operators in states that have legalized medical and/or adult use cannabis. As states continue to legalize cannabis for medical and adult use, an increasing number of companies operating in the cannabis industry need financing. Due to the currently capital constrained cannabis market which does not typically have access to traditional bank financing, we believe we are well positioned to continue as a prudent financing source to established cannabis industry operators given our stringent underwriting criteria, size and scale of operations and institutional infrastructure. Our objective is to provide attractive risk-adjusted returns over time through cash distributions and capital appreciation by providing loans to state law compliant cannabis companies. The loans we originate are primarily structured as senior loans secured by real estate, equipment, value associated with licenses and/or other assets of the loan parties to the extent permitted by applicable laws and the regulations governing such loan parties. Some of our borrowers have their equity securities listed for public trading on the Canadian Securities Exchange (“CSE”) in Canada and/or over-the-counter (“OTC”) in the United States. Our loans typically have up to a five-year maturity and contain amortization and/or cash flow sweeps. We commenced operations on July 31, 2020 and completed our initial public offering (“IPO”) in March 2021.
We are externally managed and advised by AFC Management, LLC (our “Manager”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and an affiliate of Leonard M. Tannenbaum, our Chief Executive Officer and Chairman of our Board of Directors (our “Board”), Robyn Tannenbaum, our Managing Director, Head of Origination and Investor Relations, and Jonathan Kalikow, our Head of Real Estate and one of our directors. Pursuant to our management agreement (our “Management Agreement”) with our Manager, our Manager manages our loans and our day-to-day operations, subject at all times to the further terms and conditions set forth in our Management Agreement and such further limitations or parameters as may be imposed from time to time by our Board. Each of our officers is employed by our Manager and certain of our officers are members of the investment committee of our Manager, which advises on our investments and operations.
We are a Maryland corporation and have elected to be taxed as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2020. We believe that we have qualified, and our organization and current and proposed method of operation will enable us to continue to qualify, as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, distribution and other tests, which in turn depends, in part, on our operating results and ability to obtain financing. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act.
Our wholly owned subsidiary, AFCG TRS1, LLC (“AFCG TRS”), was formed under the laws of the State of Delaware, and operates as a taxable REIT subsidiary. AFCG TRS began operating in July 2021. Our investment in the equipment loans to one of our borrowers is held by AFCG TRS which, as of April 4, 2022, constituted substantially all of the assets of AFCG TRS. The financial statements of AFCG TRS are consolidated within our consolidated financial statements.
As of April 4, 2022, we were authorized to issue up to 50,000,000 shares of common stock, $0.01 par value per share, and there were 19,742,940 shares of common stock issued and outstanding.

Corporate Information
Our principal executive offices are located at 525 Okeechobee Blvd., Suite 1770, West Palm Beach, FL 33401, and our telephone number is (561) 510-2390. Our website is www.afcgamma.com. The information contained on or that can be accessed through our website does not constitute part of this prospectus.
THE OFFERING
Common Stock Offered By Us
Shares of our common stock having an aggregate offering price of up to $75,000,000.
Manner of Offering
We will sell the shares of our common stock offered hereby by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, through our sales agents, Jefferies LLC and JMP Securities LLC. See “Plan of Distribution.”
Use of Proceeds
We intend to use the net proceeds from the sale of any common stock offered under this prospectus (i) to fund loans related to unfunded commitments to existing borrowers, (ii) to originate and/or participate in commercial loans or other debt investments that are consistent with our investment strategy and (iii) for working capital and other general corporate purposes.
Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage backed securities, corporate bonds and other investments, and equity interests of real estate investment trusts, in each case, to the extent consistent with our qualification as a REIT and the maintenance of our exemption from registration under the Investment Company Act. See “Use of Proceeds.”
Nasdaq Symbol
“AFCG”
Risk Factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” and other information included in this prospectus and in the documents incorporated by reference into this prospectus for a discussion of certain factors to consider carefully before deciding to purchase any shares of our common stock.

RISK FACTORS
An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, together with all of the other information contained in this prospectus and in the documents incorporated by reference herein, including the risks described in “Item 1A. Risk Factors” of our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the SEC, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. If any of the risks discussed below occur, our business, prospects, liquidity, funds from operations, internal rate of return, financial condition and results of operations, and our ability to make distributions to our stockholders could be materially and adversely affected, in which case the value of our common stock could decline significantly and you could lose all or part of your investment. Some statements in the following risk factors constitute forward-looking statements.
Risks Related to This Offering
If you purchase shares of our common stock in this offering, you may experience immediate dilution. You may experience further dilution if we issue additional equity securities in the future.
The offering price per share of our common stock may be higher than the projected net tangible book value per share of our common stock outstanding upon the completion of the sale of such shares. Accordingly, if you purchase shares of our common stock in this offering under such circumstances, you will experience immediate dilution in the net tangible book value per share of our common stock. This means that investors that purchase shares of our common stock under such circumstances will pay a price per share of our common stock that exceeds the per common share net tangible book value of our assets. We may also choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders or result in downward pressure on the price of our common stock.
We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.
We intend to use the net proceeds from sales of shares pursuant to this prospectus (i) to fund loans related to unfunded commitments to existing borrowers, (ii) to originate and/or participate in commercial loans or other debt investments that are consistent with our investment strategy and (iii) for working capital and other general corporate purposes. However, we will have broad discretion in the application of the net proceeds from sales of shares pursuant to this prospectus, and holders of the common stock will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from sales of shares pursuant to this prospectus, their ultimate use may vary substantially from their currently intended use, and result in investments that are not accretive to our results from operations.
The common stock offered hereby will be sold in “at the market offerings,” and investors who buy shares at different times will likely pay different prices.
Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold, and the Sales Agreement does not specify any required minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.
The actual number of shares we will issue under the Sales Agreement, at any one time or in total, is uncertain.
Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to submit an order to an Agent to sell shares of our common stock at any time throughout the term of the Sales Agreement. The number of shares that are sold by the applicable Agent after we submit any such order will fluctuate based on the market price of the common stock during the sales period and limits we set with such Agent. Because the price per share of each share sold will fluctuate based on the market price of our common stock during the sales period, it is not possible at this stage to predict the number of shares that will be ultimately issued.

USE OF PROCEEDS
We intend to use the net proceeds from the sale of any common stock offered under this prospectus (i) to fund loans related to unfunded commitments to existing borrowers, (ii) to originate and/or participate in commercial loans or other debt investments that are consistent with our investment strategy and (iii) for working capital and other general corporate purposes.
Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage backed securities, corporate bonds and other investments, and equity interests of real estate investment trusts, in each case, to the extent consistent with our qualification as a REIT and the maintenance of our exemption from registration under the Investment Company Act.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the material U.S. federal income tax considerations regarding qualification and taxation as a “real estate investment trust” within the meaning of Section 856 of the Code and the material U.S. federal income tax considerations to investors of the purchase, ownership and disposition of our common stock. This discussion does not address the consequence of an investment in shares of any other equity interest in us. This discussion is based upon the provisions of the Code, the final and temporary Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase our common stock (including the impact of the Medicare contribution tax on net investment income), nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction or under any U.S. federal tax laws other than U.S. federal income tax laws. This summary does not address all tax considerations that may be relevant to a prospective investor based on such investor’s particular circumstances, and is not intended to be applicable to all categories of investors that may be subject to special treatment under the Code, including but not limited to dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction, or hedge, partnerships or other pass-through entities and persons holding our common stock through a partnership or other pass-through entity, a holder who received our common stock through the exchange of employee stock options or otherwise as compensation, a person who holds our common stock as part of a synthetic security or other integrated investment, a person required to accelerate any item as a result of such income being recognized on an applicable financial statement, a person who marks-to-market our common stock, persons deemed to sell our common stock under the constructive sale provisions of the Code, a U.S. Holder (as defined below) whose “functional currency” is other than the U.S. dollar, holders subject to the alternative minimum tax, foreign governments, and international organizations. In addition, this discussion is limited to persons who hold our common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.
The sections of the Code relating to qualification and operation as a REIT, the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and Treasury regulations. No advance ruling from the IRS has been or will be sought regarding any matter discussed in this prospectus. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below
THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK DESCRIBED BY THIS PROSPECTUS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common stock that is:
•	a citizen or resident of the United States;
•	a corporation or entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States, and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is any beneficial owner of our common stock that is not (i) a U.S. Holder or (ii) an entity classified as a partnership for U.S. federal income tax purposes.

If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our common stock the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Persons holding our common stock through a partnership or other entity treated as a partnership for U.S. federal income tax purposes should consult their own tax advisors.
Classification and Taxation as a REIT
We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2020. We intend to operate in a manner that will enable us to continue to qualify as a REIT.
In connection with this offering, O’Melveny & Myers LLP will render an opinion that we have met the requirements for qualification and taxation as a REIT under the Code for our taxable year ended December 31, 2020 and through its taxable year ended December 31, 2021, and our organization and current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2022 and each taxable year thereafter. Investors should be aware that the opinion of O’Melveny & Myers LLP will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will not be binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. In addition, the opinion of O’Melveny & Myers LLP will be based on U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. O’Melveny & Myers LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify as a REIT.”
So long as we qualify for taxation as a REIT, we generally are not subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually as long as we qualify as a REIT. This treatment substantially eliminates the “double taxation” (i.e., at both the corporate and stockholder levels) that typically results from investment in a corporation.
Notwithstanding our qualification as a REIT, we will be subject to U.S. federal income tax as follows:
•	we will be taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);
•
if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the amount by which we fail the 95% test, in either case, multiplied by a fraction intended to reflect our profitability;

•
if we should fail to satisfy the asset tests or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax;

•	we will be subject to a tax of 100% on net income from any prohibited transaction;”
•
we will be subject to tax, at the highest corporate rate, on net income from (1) the sale or other disposition of “foreclosure property” (generally, property acquired by us through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect) that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property;

•
if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years (the “Required Distribution”), we will be subject to a 4% excise tax on the excess of the Required Distribution over the sum of (a) the amounts actually distributed plus (b) the amounts with respect to which certain taxes are imposed on us;

•
if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a five-year period beginning on the date that we acquired the asset, then the asset’s “built-in” gain generally will be subject to tax at the highest regular corporate rate;

•
if we fail to qualify for taxation as a REIT because we failed to distribute by the end of the relevant year any earnings and profits we inherited from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits;

•	a 100% tax may be imposed on certain transactions between us and our taxable REIT subsidiaries (“TRSs”) that do not reflect arm’s length terms;
•
we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to satisfy the record keeping requirements intended to monitor our compliance with rules relating to the ownership of our common stock, as described below in “—Requirements for Qualification—Organizational Requirements”;

•
certain of our subsidiaries may be subchapter C corporations, the earnings of which could be subject to federal corporate income tax, including AFCG TRS, which has elected, jointly with us, to be a TRS; and

•
we and our subsidiaries, if any, may be subject to a variety of taxes, including state, local and foreign income taxes, property taxes and other taxes on our assets and operations and could also be subject to tax in situations and on transactions not presently contemplated.

We will use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.
Requirements for Qualification. To qualify as a REIT for U.S. federal income tax purposes, we must elect to be treated as a REIT and must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) annual distribution requirements.
Organizational Requirements. A REIT must be organized as a corporation, trust or association:
(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;
(4)	that is neither a financial institution nor an insurance company subject to specified provisions of the Code;
(5)	the beneficial ownership of which is held by 100 or more persons;
(6)
during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, or by application of certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include some entities that would not ordinarily be considered “individuals”); and

(7)	that meets other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We believe that we have satisfied and will continue to satisfy the above ownership requirements. The Charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in the description of our common stock contained in Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2021 (filed with the SEC on March 10, 2022), which is incorporated by reference herein.
We will be treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our stockholders holding a significant percentage of our stock regarding their actual ownership of our common stock, and we do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. If you fail or refuse to comply with our request for information regarding your actual ownership of our common stock, you will be required by the Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.
Gross Income Tests. We must satisfy the following two separate gross income tests each year:
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75% Gross Income Test. At least 75% of our gross income (excluding gross income from prohibited transactions, income from certain hedging transactions and certain foreign currency gains) must consist of income derived directly or indirectly from investments relating to real property or mortgages on real property (generally including rents from real property, dividends from other REITs, gain from the sale or other disposition of real property, and, in some circumstances, interest on mortgages), or some types of temporary investment income.

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95% Gross Income Test. At least 95% of our gross income (excluding gross income from prohibited transactions, income from certain hedging transactions and certain foreign currency gains) must consist of items that satisfy the 75% gross income test and certain other items, including dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).

Interest income that we receive will satisfy the 75% gross income test (as described above) to the extent that it is derived from a loan that is adequately secured by a mortgage on real property or on interests in real property (including, in the case of a loan secured by both real property and personal property, such personal property if it does not exceed 15% of the total fair market value of all of the property securing the loan). If a loan is secured by both real property and other property (and such other property is not treated as real property as described above), and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan, determined as of (a) the date we agreed to acquire or originate the loan or (b) in the event of a “significant modification,” the date we modified the loan, then a part of the interest income from such loan equal to the percentage amount by which the loan exceeds the value of the real property will not be qualifying income for purposes of the 75% gross income test, but may be qualifying income for purposes of the 95% gross income test.
While we do not currently expect to originate or acquire mezzanine loans, we are not prohibited from doing so. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a loan and therefore as a qualifying asset for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying loans for REIT purposes.
If we receive contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, then the income attributable to the participation feature will be treated as gain from the sale of the underlying real property and will satisfy both the 75% and 95% gross income tests provided that the property is not held by the borrower as inventory or dealer property. Interest income that we receive from a loan in which all or a portion of the interest income payable is contingent on the gross receipts or sales of the borrower will generally be qualifying income for purposes of both the 75% and 95% gross income tests.
We may receive fee income in a number of circumstances, including from loans that we originate. Fee income, including prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for us entering or having entered into an agreement to make a loan secured by real property or an interest in real property and the fees are not determined by income and profits of the borrower. Other fees generally are not qualifying income for purposes of either gross income test. Fees earned by any TRSs are not included in computing the 75% and 95% gross income tests, and thus neither assist nor hinder our compliance with these tests.
Prohibited Transactions. Net income from prohibited transactions is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of assets held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or primarily for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business (for purposes of the prohibited transaction rules) either by relying on an appropriate safe harbor or otherwise.
Effect of Subsidiary Entities. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that for purposes of applying the gross income and asset tests the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will remain the same in the hands of the REIT for U.S. federal income tax purposes.
A TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. If our TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation. Generally, a TRS can engage in activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our borrowers and/or the TRS are not comparable to similar arrangements among unrelated parties.
We may own interests in one or more TRSs that may receive management fee income and/or hold assets or generate income that could cause us to fail the REIT income or asset tests or subject it to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes and, if doing business or owning property outside of the United States, significant non-U.S. taxes.
Relief Provisions for Failing the 75% or the 95% Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Code. Relief provisions are generally available if:
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following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year; and

•	our failure to meet these tests was due to reasonable cause and not willful neglect.

However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “—Taxation,” even if the relief provisions apply, a tax will be imposed with respect to some or all of our excess nonqualifying gross income, reduced by approximated expenses.
Asset Tests. We must satisfy the following five tests relating to the nature of our assets at the close of each quarter of our taxable year:
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at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest, (2) stock or debt instruments held for not more than one year purchased with the proceeds of our stock offering or long-term (at least five years) debt offering, cash, cash items and government securities, (3) stock in other REITs and (4) certain mortgage-backed securities and loans);

•	not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;
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of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a TRS), and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities (unless the issuer is a TRS or we can avail ourselves of the rules relating to certain securities and “straight debt” summarized below);

•	not more than 20% of the value of our total assets may be represented by securities of one or more TRS; and
•	not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.
The term “securities,” generally includes debt securities issued by a partnership or another REIT. However, “straight debt” securities and certain other obligations, including loans to individuals or estates, certain specified loans to partnerships, certain specified rental agreements and securities issued by REITs are not treated as “securities” for purposes of the “10% value” asset test. “Straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in cash if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors (subject to certain specified exceptions), and (iii) the issuer is either not a corporation or partnership, or the only securities of the issuer held by us, and certain of our TRSs, subject to a de minimis exception, are straight debt and other specified assets.
The above asset tests must be satisfied not only at the end of the quarter in which we acquire securities in the applicable issuer, but also in each quarter we acquire any security or other property. After initially meeting the asset tests at the beginning of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. Although we plan to take steps to ensure that we satisfy such steps for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our overall interest in an issuer. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.
In certain cases, we may avoid disqualification for any taxable year if we fail to satisfy the asset tests after the 30 day cure period. We will be deemed to have met certain of the REIT asset tests if the value of our non-qualifying assets for such tests (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause rather than willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the IRS. If we fail the asset test and cannot avail ourselves of these relief provisions, we may fail to qualify as a REIT.
Annual Distribution Requirements. We are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset. If so, the stockholders receive an increase in the basis of their stock in the amount of the income recognized. Stockholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the Required Distribution over the sum of (a) the amounts actually distributed and (b) the undistributed amounts on which certain taxes are imposed on us. We intend to make timely distributions sufficient to satisfy all annual distribution requirements.
From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends (discussed immediately below) or engage in other potentially adverse transactions.
Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being disqualified as a REIT or taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
Record Keeping Requirements. To elect taxation as a REIT under applicable Treasury regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We intend to comply with these requirements.
Affiliated REITs. If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described above.
Failure to Qualify as a REIT. If we fail to qualify for taxation as a REIT for U.S. federal income tax purposes in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to stockholders who are individual U.S. Holders generally will be taxable at capital gain rates if certain minimum holding period requirements are met, and, subject to specified limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.
We can invoke specified cure provisions for any taxable year in the event we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. These cure provisions would limit the instances causing our disqualification as a REIT for violations due to reasonable cause, and would instead require the payment of a monetary penalty.
Possible Treatment of AFC and AFC Warehouse as Stapled Entities. Section 269B(a)(3) of the Code provides that if a REIT and a non-REIT are “stapled entities,” as such term is defined in Section 269B(c)(2) of the Code, then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either entity qualifies as a REIT. The term “stapled entities” means any group of two or more entities if more than 50% in value of the Beneficial Ownership in each of such entities consists of “stapled interests.” Two or more interests are stapled interests if, by reason of form of ownership, restrictions on transfer, or other terms or conditions, in connection with the transfer of one of such interests the other such interests are also transferred or required to be transferred. If Section 269B(a)(3) applied to us and one of our affiliates, AFC Warehouse Holding, LLC (“AFC Warehouse”), we might not be able to satisfy the gross income and/or assets tests (described above) and thus may not be eligible to be taxed as a REIT. Assuming Section 269B(a)(3) of the Code does not apply to us and AFC Warehouse, the IRS could still challenge our REIT status on the basis that we and AFC Warehouse should be treated as one entity under general tax principles. A challenge by the IRS on either basis, if successful, could result in the loss of our REIT status.
If we failed to qualify as a REIT under the rules described in the previous paragraph, and we were not entitled to relief under certain Code provisions, we would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which we ceased to so qualify. In addition, if we and AFC Warehouse were treated as a single entity under the Code, such single entity’s income and assets may differ from the type of income and assets required to qualify as a REIT. Thus, even if a relief provision under certain Code provisions were available, we and AFC Warehouse would likely need to further restructure our operations and/or ownership structure in order for us to qualify as a REIT under the Code, and there is no assurance that any such restructuring could be accomplished. Shares of our common stock and units of AFC Warehouse are freely and independently transferrable. As a result, we believe, and the remainder of this discussion assumes, we and AFC Warehouse will not be treated as the same entity for purposes of determining whether we qualify as a REIT.
Taxation of U.S. Holders of our Common Stock
Distributions. As long as we qualify as a REIT for U.S. federal income tax purposes, distributions made to our taxable U.S. Holders of our common stock will be taxed as follows:
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Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) generally constitute ordinary dividend income to U.S. Holders and will generally not be eligible for the dividends received deduction for corporations or the preferential tax rate for “qualified dividend income” (other than ordinary dividends attributable to dividends from taxable corporations, such as TRSs and to income upon which we have paid corporate income tax). However, for taxable years beginning after December 31, 2017 and ending before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

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Distributions in excess of current and accumulated earnings and profits are not taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder’s shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Holder’s shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less).

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Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Holder has held our stock. Corporate U.S. Holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. Holders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

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If we elect to retain and pay income tax on our net long-term capital gain, each holder of our common stock would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in our income, (2) be deemed to have paid our proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the holder’s basis in our stock by the difference between (a) the amount of capital gain included in income and (b) the amount of tax deemed paid by the holder.

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Distributions declared by us in October, November or December of any year payable to a U.S. Holder of record on a specified date in October, November or December will be treated as both paid by us and received by the U.S. Holder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

U.S. Holders may not include in their individual income tax returns any of our net operating losses or capital losses. In determining the extent to which a distribution constitutes a dividend for U.S. federal income tax purposes, our earnings and profits generally will be allocated first to distributions with respect to our preferred stock, if any, prior to allocating any remaining earnings and profits to distributions on our common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, although the proper tax treatment of those amounts is not entirely clear, we intend to allocate the capital gain dividends among different classes of stock in proportion to the allocation of earnings and profits as described above.
Distributions Consisting of Stock and Cash. We may make taxable distributions in cash and shares of our common stock. With respect to each such distribution, each U.S. Holder must include the sum of the value of the shares of our common stock and the amount of cash, if any, received pursuant to the dividend in our gross income as a taxable dividend to the extent that the distribution is made out of our current and accumulated earnings and profits. For this purpose, the amount of the dividend paid in our common stock will be equal to the amount of cash that could have been received instead of our common stock. A U.S. Holder that receives shares of our common stock pursuant to the dividend would have a tax basis in such stock equal to the amount of cash that could have been received instead of such stock as described above, and the holding period in such stock would begin on the day following the payment date for the dividend. Accordingly, a U.S. Holder’s tax liability with respect to such dividend may be significantly greater than the amount of cash it receives.
Tax Rates. The current maximum tax rate applicable to non-corporate taxable U.S. Holders for long-term capital gains, including capital gain dividends, and for certain dividends, has generally been reduced to a maximum of 20%. Short-term capital gains recognized by non-corporate taxpayers are taxed at ordinary income rates (currently up to 37%). Gains recognized by corporate taxpayers (other than tax-exempt taxpayers) are currently subject to U.S. federal income tax at a maximum rate of 37%, whether or not classified as long-term capital gains. The deductibility of capital losses is subject to certain limitations.
In general, dividends paid by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent the REIT’s dividends are attributable either to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate (REIT) level or to dividends properly designated by us as capital gain dividends. In addition, individuals will be subject to a 3.8% surtax on the lesser of (i) their net investment income (including, among other things, dividend and capital gains from the sale or other disposition of stock), or (ii) the excess of their adjusted gross income, increased by any foreign earned income otherwise excluded from adjusted gross income over their applicable “threshold amount.” The applicable threshold amounts include: for married couples filing a joint return (and surviving spouses), $250,000; for a married taxpayer filing an individual return, $125,000; and for single and head-of-household taxpayers, $200,000. Taxable estates and certain trusts are also subject to a 3.8% surtax on the lesser of (i) their undistributed net investment income for the tax year, or (ii) any excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year. U.S. Holders should consult their tax advisors regarding the effect, if any, of this 3.8% surtax on their ownership and disposition of our common stock.
Sale, Exchange, Repurchase or Other Disposition of our Common Stock. Upon a sale, repurchase or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received on the sale or other disposition and such holder’s adjusted tax basis in our common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for our common stock is more than one year. In general, any loss upon a sale or exchange of shares by a U.S. Holder, if such holder has held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such holder as long-term capital gain. The deductibility of capital losses is subject to a number of limitations.
Backup Withholding and Information Reporting. Information with respect to dividends paid on our common stock and proceeds from the sale or other disposition of our common stock may be required to be reported to U.S. Holders and to the IRS. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.
A U.S. Holder may be subject to backup withholding (currently at a rate of 24%) with respect to distributions paid on our common stock, or with respect to proceeds received from a sale or other disposition of our common stock. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. To establish status as an exempt person, a U.S. Holder will generally be required to provide certification on IRS Form W-9.
U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.
Treatment of Tax-Exempt Holders. Distributions on our common stock by us to a tax-exempt employee pension trust, or other domestic tax-exempt holder, generally will not constitute unrelated business taxable income (“UBTI”), unless the holder has borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of some REITs may be required to treat a specified percentage of those REITs’ distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify as such for U.S. federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts and (2) the REIT is “predominantly held” by “qualified trusts” (as defined below). A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies in any year in which the ratio set forth in the preceding sentence is less than 5%. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code.
Taxation of Non-U.S. Holders of our Common Stock
The rules governing U.S. federal income taxation of Non-U.S. Holders are complex. This section is only a summary of such rules. We urge Non-U.S. Holders to consult their tax advisors to determine the impact of federal, state and local income tax laws on ownership of our common stock, including any reporting requirements. The rules below regarding distributions generally apply in the same manner regardless of whether the distribution is made in cash or is a taxable stock dividend.
Distributions Generally. A Non-U.S. Holder who receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests” within the meaning of Section 897 of the Code

(“USRPIs”) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding tax rates generally applicable to dividends do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. Holders are taxed on distributions, unless an applicable income tax treaty provides otherwise, and in the case of a corporate Non-U.S. Holder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common stock.
A Non-U.S. Holder generally will not be subject to U.S. federal income tax on a distribution not attributable to gain from our sale or exchange of a USRPI and in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the Non-U.S. Holder’s adjusted basis in its stock. Instead, the excess portion of such a distribution will reduce the adjusted basis of that stock. A Non-U.S. Holder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the Non-U.S. Holder’s adjusted basis in its stock, if the Non-U.S. Holder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. As also discussed below, we may nevertheless withhold on such distributions even if the distributions are not ultimately subject to U.S. federal income tax. A Non-U.S. Holder may file to claim a refund to the extent that withholdings result in tax payments in excess of its U.S. federal income tax liability.
For U.S. federal income tax purposes, we generally plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution (other than distributions designated as capital gain dividends or distributions of USRPI gain subject to the Foreign Investment in Real Property Act (“FIRPTA”) as discussed below) made to a Non-U.S. Holder unless the Non-U.S. Holder provides us with appropriate documentation:
•
evidencing that such Non-U.S. Holder is eligible for an exemption or reduced rate under an applicable income tax treaty, generally an IRS Form W-8BEN or Form W-8BEN-E (in which case we will withhold at the lower treaty rate); or

•
claiming that the distribution is income that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, generally an IRS Form W-8ECI (in which case we will not withhold tax).

Additional withholding regulations may require us to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described above, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 15% on any portion of such a distribution.
Distributions Attributable to the Sale or Exchange of Real Property. Except as discussed below with respect to “qualified shareholders” and “qualified foreign pension funds,” for any year in which we qualify as a REIT, a Non-U.S. Holder will incur tax on distributions by us that are attributable to gain from its sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. The term USRPI generally does not include interests in loans or other debt securities. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA.
Under FIRPTA, a Non-U.S. Holder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the Non-U.S. Holder. A Non-U.S. Holder thus would be taxed on such a distribution at regular tax rates applicable to U.S. holders, subject to any applicable alternative minimum tax for non-corporate holders. A corporate Non-U.S. Holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold

21% of any distribution that is a distribution attributable to USRPI gain and may be required to withhold 21% of any capital gain dividend (or amounts that could have been designated as a capital gain dividend) not otherwise subject to withholding as a distribution of USRPI gain. A Non-U.S. Holder may receive a credit against its tax liability for the amount we withhold.
Notwithstanding the foregoing, FIRPTA and the 21% withholding tax will not apply to any distribution with respect to any class of our stock that is regularly traded on an established securities market located in the United States (including our common stock) if the recipient Non-U.S. Holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any distribution will be treated as an ordinary distribution subject to the rules discussed above.
Dispositions of Stock. A Non-U.S. Holder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long we are a “domestically controlled REIT.” A REIT will be domestically controlled REIT if non-U.S. persons hold, directly or indirectly, less than 50% in value of its stock at all times during the five-year period ending on the date of disposition. For these purposes, a person holding less than 5% of any regularly traded classes of stock of a REIT for five years will be treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person.
Regardless of the extent of our non-U.S. ownership, if our common stock is regularly traded on an established securities market, a Non-U.S. Holder will not incur tax under FIRPTA on a disposition of the shares if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10% or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date.
If the gain on the sale of our common stock were taxed under FIRPTA, a Non-U.S. Holder would be taxed on that gain in the same manner as U.S. holders subject to any applicable alternative minimum tax. Furthermore, a Non-U.S. Holder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:
•
the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case, unless an applicable income tax treaty provides otherwise, the Non-U.S. Holder will be subject to the same treatment as U.S. holders with respect to such gain and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation; or

•
the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the Non-U.S. Holder will incur a 30% tax on his or her capital gains derived from sources within the United States (net of certain losses derived from sources within the United States), unless an applicable income tax treaty provides otherwise.

Qualified Shareholders. To the extent our stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” it will not be treated as a USRPI. Thus, gain from the sale or exchange of our common stock (including distributions treated as gain from the sale or exchange of our common stock) will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends). For these purposes, a qualified shareholder is generally a Non-U.S. Holder that (1)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (2) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (3) maintains records of persons holding 5% or more of the class of interests described in clauses (1)(A) or (1)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the “applicable percentage” of the qualified shareholder’s stock (with the “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of our common stock or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of our stock (applying certain constructive ownership rules).
Qualified Foreign Pension Funds. For FIRPTA purposes neither a “qualified foreign pension fund” nor any entity all of the interests of which are held by a qualified foreign pension fund (a “qualified controlled entity”) is treated as a Non-U.S. Holder. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (1) created or organized in a foreign country, (2) established by a foreign country (or one or more political subdivisions thereof) or one or more employers to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees as a result of, or in consideration for, services rendered, (3) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (4) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (5) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Distributions received by qualified foreign pension funds and their wholly owned non-U.S. subsidiaries will be taxed as described above at “—Distributions Generally” regardless of whether the distribution is attributable to the sale of a USRPI. Gain of a qualified foreign pension fund or its wholly owned non-U.S. subsidiary treated as gain from the sale or exchange of our common stock as well as our capital gain dividends and distributions treated as gain from the sale or exchange of our common stock under the rules described above at “—Distributions Generally” will not be subject to tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the subsidiary’s, as applicable) conduct of a U.S. trade or business, in which case the qualified foreign pension fund (or subsidiary) generally will be subject to tax at the graduated rates applicable to, and in the same manner as, U.S. Holders, unless an applicable income tax treaty provides otherwise, and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation. Proposed Treasury regulations would provide, among other things, that interests in a qualified controlled entity may be held by one or more qualified foreign pension funds directly or indirectly through one or more qualified controlled entities. These regulations are generally proposed to apply after they are finalized; provided that taxpayers may be able to rely on them for transactions occurring on or after December 18, 2015 (and certain provisions of the proposed regulations are proposed to apply with respect to transactions occurring on or after June 6, 2019).
Information Reporting and Backup Withholding. The applicable withholding agent will report to our Non-U.S. Holders and the IRS the amount of dividends treated as paid during each calendar year and the amount of any tax withheld with respect to such payments. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty or agreement. In addition, a Non-U.S. Holder may be subject to backup withholding with respect to dividends paid on our common stock, unless the Non-U.S. Holder certifies that it is not a U.S. person or otherwise establishes an exemption. If the proceeds of a disposition of stock are paid by or through a U.S. office of a broker dealer, the payment is generally subject to U.S. information reporting and to backup withholding unless the disposing Non-U.S. Holder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker dealer, unless the payor has actual knowledge that the payee is a United States person. However, if the proceeds from a disposition of stock are paid to or through a foreign office of a U.S. broker dealer or a non-U.S. office of a foreign broker dealer that is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for a three year period was effectively connected with a U.S. trade or business, (3) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (4) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will apply only if the broker dealer has actual knowledge that the owner is not a Non-U.S. Holder, and (B) information reporting will apply unless the Non-U.S. Holder certifies its non-U.S. status. Prospective foreign purchasers should consult their tax advisors and financial planners concerning these rules.
Other Tax Considerations
FATCA. Sections 1471 to 1474 of the Code (“FATCA”) impose a withholding tax of 30% on certain payments received by foreign financial institutions, their affiliates and certain other foreign entities, unless the payee entity agrees to comply with certain due diligence, reporting and related requirements with respect to its account holders and, in some cases, the owners of its debt and equity securities. Withholding under FATCA applies to certain payments of U.S. source income such as interest and dividends. Accordingly, we may be required to withhold under FATCA on distributions or other payments to investors that fail to comply with the applicable requirements of FATCA or to timely certify as to such compliance. Treasury regulations proposed by the U.S. Treasury Department in December 2018, however, indicate an intent to eliminate the requirement under FATCA of withholding on payments of gross proceeds (other than amounts treated as interest), and the U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.
Taxable Mortgage Pools and Excess Inclusion Income. An entity, or a portion of an entity, may be classified as a “taxable mortgage pool” (“TMP”), under the Code if:
•	substantially all of its assets consist of debt obligations or interests in debt obligations;
•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;
•	the entity has issued debt obligations (liabilities) that have two or more maturities; and
•	the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.
Under applicable Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. If financing and securitization arrangements give rise to TMPs, the consequences will be as follows.
A portion of the REIT’s income from the TMP arrangement could be treated as “excess inclusion income.” The REIT’s excess inclusion income must be allocated among its stockholders in proportion to dividends paid. The REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:
•	cannot be offset by any net operating losses otherwise available to the stockholder;
•	in the case of a shareholder that is a REIT, a regulated investment company, or a common trust fund or other pass-through entity, is considered excess inclusion income of such entity;
•	is subject to tax as UBTI in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax; and
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results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

To the extent that excess inclusion income is allocated to certain stockholders of a REIT that are generally exempt from U.S. federal income tax, but that are not subject to tax on UBTI (e.g., a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the applicable corporate tax rate (currently 21%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. Applicable Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect a non-publicly offered REIT’s compliance with its distribution requirements. See “ —Taxation—Requirements for Qualification —Annual Distribution Requirements.”

The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law.
If a subsidiary partnership of ours that we do not wholly-own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes and potentially would be subject to U.S. federal corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations and could adversely affect our compliance with those requirements. We intend to avoid any arrangements that would give rise to a TMP that would adversely affect our qualification as a REIT.
Future Changes in Applicable Law. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock.
State and Local Taxes. We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any securities being offered by this prospectus or a prospectus supplement to this prospectus.

ERISA CONSIDERATIONS
Certain ERISA Considerations
The following is a summary of certain considerations associated with the purchase of shares of our common stock by employee benefit plans that are subject to Title I of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in shares of our common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
In addition, a fiduciary of a Plan should consider the fact that none of we, our Manager, the underwriters or any of our or their respective affiliates will act as a fiduciary to any Plan with respect to the Plan’s decision to invest in shares of our common stock. None of we, our Manager, the underwriters or any of our or their respective affiliates is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to any Plan’s decision to invest in shares of our common stock.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving Plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition of shares of our common stock by an ERISA Plan with respect to which we or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, (“PTCEs”) that may apply to the acquisition of shares of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Governmental plans, certain church plans, non-U.S. plans and other plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to Similar Laws. Because of the foregoing, shares of our common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase will not constitute a non-exempt prohibited transaction under ERISA or the Code or similar violation of any applicable Similar Laws.
The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA, Section 4975 of the Code and any Similar Laws to such investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or any other applicable Similar Laws.
The sale of shares of our common stock to a Plan, or to a person using assets of any Plan to effect its acquisition, is in no respect a representation by us, our Manager or the underwriters that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for the Plans generally or any particular Plan.

PLAN OF DISTRIBUTION
We have entered into a Sales Agreement with Jefferies LLC and JMP Securities LLC under which we may offer and sell up to $75,000,000 of our shares of common stock from time to time through the Agents. Sales of our shares of common stock, if any, under this prospectus will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.
Each time we wish to issue and sell our shares of common stock under the Sales Agreement, we will notify an Agent of the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed the relevant Agent, unless such Agent declines to accept the terms of such notice, the Agents have agreed to use their commercially reasonable efforts consistent with their normal sales and trading practices to sell such shares up to the amount specified on such terms. The Agents’ obligations under the Sales Agreement to sell our shares of common stock are subject to a number of conditions that we must meet.
The settlement of sales of shares between us and the Agents is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of our shares of common stock as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agents may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
We will pay the Agents a commission that will not exceed 3.0% of the aggregate gross proceeds we receive from each sale of our shares of common stock. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We estimate that the total expenses for the offering, excluding any commissions or expense reimbursement payable to the Agents under the terms of the Sales Agreement and excluding any fees incurred in relation to filing our registration statement on Form S-3, will be approximately $250,000. We have agreed to reimburse the Agents for the fees and disbursements of their counsel, payable upon execution of the Sales Agreement, in an amount not to exceed $100,000, in addition to certain ongoing disbursements of its legal counsel. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.
The Agents will provide written confirmation to us no later than the opening of the next Nasdaq trading day following each day on which our shares of common stock are sold under the Sales Agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross proceeds of such sales and the proceeds to us.
In connection with the sale of our shares of common stock on our behalf, the Agents will be deemed to be “underwriters” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have agreed to indemnify each of the Agents against certain civil liabilities, including liabilities under the Securities Act or Exchange Act. We have also agreed to contribute to payments the Agents may be required to make in respect of such liabilities.
The offering of our shares of common stock pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all shares of common stock subject to the Sales Agreement, and (ii) the termination of the Sales Agreement as permitted therein. We and each of the Agents may each terminate the Sales Agreement at any time upon ten trading days’ prior notice.
This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions.
Each Agent and their affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of their respective businesses, the Agents may actively trade our securities for their own account or for the accounts of customers, and, accordingly, the Agents may at any time hold long or short positions in such securities.
This prospectus in electronic format may be made available on a website maintained by each Agent, and the Agents may distribute the prospectus electronically.

LEGAL MATTERS
The validity of the shares of common stock offered hereby and certain other legal matters as to Maryland law will be passed upon for us by Venable LLP. In addition, certain legal matters will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters in connection with this offering will be passed upon for the Agents by Goodwin Procter LLP.
EXPERTS
CohnReznick LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from July 31, 2020 (date of commencement of operations) through December 31, 2020, included in our Annual Report on Form 10-K for the year ended December 31, 2021, as set forth in their report, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators. Our financial statements are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on CohnReznick LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov and our SEC filings are available to the public at such website. We also maintain a website located at www.afcgamma.com, where these SEC filings and other information about the Company can be accessed, free of charge, as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only and the information contained on or that can be accessed through our website does not constitute part of this prospectus, except for reports filed with the SEC that are specifically incorporated herein by reference.
Forms of any documents establishing the terms of the offered securities are filed as exhibits to the registration statement of which this prospectus forms a part or will be filed through an amendment to our registration statement on Form S-3 or under cover of a Current Report on Form 8-K or other document filed with the SEC and incorporated into this prospectus by reference. Statements in this prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. The full registration statement, including exhibits thereto, may be obtained from the SEC or us as indicated herein.

INFORMATION WE INCORPORATE BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. We incorporate by reference in this prospectus the following documents and reports we filed with the SEC (other than, in each case, the portions that are deemed to have been furnished and not filed in accordance with SEC rules):
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022;
•
the portions of our definitive proxy statement on Schedule 14A that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 4, 2022;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, filed with the SEC on May 10, 2022;
•
our Current Report on Form 8-K/A filed with the SEC on January 3, 2022, and our Current Reports on Form 8-K filed with the SEC on January 10, 2022, January 19, 2022, February 3, 2022, February 8, 2022 and May 2, 2022; and

•
the description of our common stock, par value $0.01 per share, contained in Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2021 (filed with the SEC on March 10, 2022), which updated the description thereof contained in our Registration Statement on Form 8-A, filed with the SEC on February 3, 2021 (File No. 001-39995), and any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference the information contained in all other documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated therein), on or after the date of the registration statement of which this prospectus forms a part and prior to the completion of the offering of all securities under this prospectus and any prospectus supplement. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and any accompanying prospectus supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement. We will provide to each person, including any beneficial owner, to whom a prospectus (or a notice of registration in lieu thereof) is delivered, a copy of any or all of the documents incorporated by reference in this prospectus or any accompanying prospectus supplement (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference in the document requested) at no cost. Any such request can be made by writing or telephoning us at the following address and telephone number:
AFC Gamma, Inc.
Attn: Chief Legal Officer
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401
Telephone: (561) 510-2390

$75,000,000

AFC Gamma, Inc.
Common Stock
PROSPECTUS

Jefferies	JMP Securities A CITIZENS COMPANY
May 10, 2022